As filed with the Securities and Exchange Commission on June 9, 2004

                                       Registration Statement No. 333-_____
===========================================================================

                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549
                           ______________________

                                  FORM S-3
           REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                           ______________________

                             PARLEX CORPORATION
                             ------------------
           (Exact Name of Registrant as Specified in its Charter)

          Massachusetts                               04-2464749
          -------------                               ----------
  (State or other Jurisdiction            (IRS Employer Identification No.)
of Incorporation or Organization)

               One Parlex Place, Methuen, Massachusetts 01844
                               (978) 685-4341
               ----------------------------------------------
             (Address, including Zip Code, and Telephone Number,
      including Area Code, of Registrant's Principal Executive Offices)

       Mr. Herbert W. Pollack                 Mr. Peter J. Murphy
               Chairman              President and Chief Executive Officer
         Parlex Corporation                   Parlex Corporation
          One Parlex Place                     One Parlex Place
          Methuen, MA 01844                    Methuen, MA 01844
           (978) 685-4341                       (978) 685-4341
        (Name and address, including zip code, and telephone number, including area code, of agents for service)

                                  copy to:

                           Edward D. Kutchin, Esq.
                            Kutchin & Rufo, P.C.
                             155 Federal Street
                              Boston, MA 02110
                           ______________________

      Approximate date of commencement of proposed sale to the public: From time to time after this registration statement becomes effective.

      If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

      If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

      If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

      If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

      If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
===========================================================================

                       CALCULATION OF REGISTRATION FEE

===================================================================================================================
                                                           Proposed Maximum    Proposed Maximum
   Title of each Class of Securities        Amount to be    Offering Price    Aggregate Offering      Amount of
           to be Registered                  Registered      Per Share(1)          Price(1)        Registration Fee
------------------------------------------------------------------------------------------------------------------
Common Stock par value $.10 per share(2)       406,250         $ 8.00            $ 3,250,000          $ 411.78
Common Stock par value $.10 per share(3        203,125         $ 8.00            $ 1,625,000          $ 205.89
Common Stock par value $.10 per share(4)       121,875         $ 8.00            $   975,000          $ 123.53
Common Stock par value $.10 per share(5)        31,500         $ 8.00            $   252,000          $  31.93
Common Stock par value $.10 per share(6)       200,000           N/A                 N/A                 N/A
------------------------------------------------------------------------------------------------------------------
                                               962,750                           $ 6,102,000          $ 773.13
===================================================================================================================

<F1>  Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457 under the Securities Act of 1933, as amended.

<F2>  Shares of our common stock issuable upon conversion of Series A
      Preferred Stock. Fee based on the $8.00 price at which the Series A Preferred Stock is convertible into shares of our common stock.

<F3>  Shares of our common stock issuable upon exercise of common stock purchase warrants issued to the purchasers of the Series A Preferred Stock. Fee based on the $8.00 price at which the common stock purchase warrants are exercisable into shares of our common stock.

<F4>  Shares of our common stock issuable upon conversion of Series A
      Preferred Stock and exercise of common stock purchase warrants that may be obtained by the purchasers of the Series A Preferred Stock pursuant to an over-allotment option.

<F5>  Shares of our common stock issuable upon exercise of common stock purchase warrants issued to a placement agent in connection with a prior transaction. Fee based on the $8.00 price at which the common stock purchase warrants are exercisable into shares of our common stock.

<F6>  Includes (i) 200,000 shares of our common stock issuable in lieu of cash dividends on the Series A Preferred Stock, as more particularly described in the accompanying prospectus pursuant to Rule 416 under the Securities Act of 1933.

Parlex hereby amends this registration statement on such date or dates, as may be necessary to delay its effective date until Parlex shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information contained in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

                  Subject to Completion: Dated June 9, 2004

Selling Security Holder Offering Prospectus

                               962,750 SHARES

                           PARLEX CORPORATION LOGO

                                COMMON STOCK
                           ______________________

      This prospectus covers the resale of an aggregate of 962,750 shares of our common stock, consisting of 406,250 shares issuable upon conversion of our Series A Preferred Stock, 203,125 shares issuable upon exercise of common stock purchase warrants granted to the purchasers of the Series A Preferred Stock and 121,875 shares issuable pursuant to an over-allotment option by the purchasers of the Series A Preferred Stock. In addition, this prospectus covers the registration of (i) an additional 31,500 shares issuable upon exercise of common stock purchase warrants granted to a placement agent in connection with a previous transaction, and (ii) 200,000 shares that may be payable as dividends on the Series A Preferred Stock.

      We will receive no part of the proceeds from the sale of any of the shares by the selling security holders although we may receive, subject to certain anti-dilution adjustments, cash proceeds from the exercise of the common stock purchase warrants at $8.00 per share. As of June 8, 2004, none of the selling security holders has exercised his, her or its conversion rights under the Series A Preferred Stock, or rights to exercise the common stock purchase warrants.

      Our common stock is quoted on the Nasdaq National Market under the symbol "PRLX." On June 8, 2004, the last reported sale price for our common stock as reported by the Nasdaq National Market was $6.35 per share. Our executive offices are located at One Parlex Place, Methuen, Massachusetts 01844, and our telephone number is (978) 685-4341.
                           ______________________

Investing in our common stock involves a high degree of risk. Please see "Risk Factors" beginning on page 4 for information that should be considered carefully before investing.
                           ______________________

These securities have not been approved or disapproved by the Securities and Exchange Commission or any state securities commission, nor has the Securities and Exchange Commission or any state securities commission passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.
                           _____________________


            The date of this prospectus is               , 2004.

                           ______________________

                              TABLE OF CONTENTS
                           ______________________

                                                                       Page
                                                                       ----

Parlex Corporation                                                       1
Risk Factors                                                             1
Forward-Looking Statements                                              11
Use of Proceeds                                                         11
Selling Security Holders                                                12
Plan of Distribution                                                    16
Legal Matters                                                           17
Experts                                                                 17
Where You Can Find More Information                                     17
Documents Incorporated by Reference                                     18

---------------------------------------------------------------------------
You should rely only on the information contained in this prospectus or information specifically incorporated by reference in this prospectus. We have not authorized anyone to provide you with information that is different. Neither the delivery of this prospectus, nor any sale made hereunder, shall create any implication that the information in this prospectus is correct after the date hereof. This prospectus is not an offer to or solicitation of any person in any jurisdiction in which such offer or solicitation is illegal.

                             PARLEX CORPORATION

      This summary may not contain all of the information that may be important to you. You should read the more detailed information and the financial information and related notes that are incorporated by reference into this prospectus.

      We believe we are a leading provider of flexible interconnect solutions to the automotive, telecommunications and networking, diversified electronics, aerospace, home appliance, electronic identification, and computer markets. Our product offerings, which we believe are the broadest of any company in the flexible interconnect industry, include flexible circuits, laminated cable, flexible interconnect hybrid circuits, prototype flexible circuits and flexible interconnect assemblies.

      Our objective is to be the supplier of choice for key customers in markets where cost-effective flexible interconnects provide added value to our customers' products. We believe that our creative engineering expertise, our ability to advance the technology of manufacturing processes and materials and our broad product portfolio allows us to provide the lowest cost solution that meets the performance requirements of our customers.

      We supply products to some of the leading original equipment manufacturers in our target markets, including Hewlett-Packard, Raytheon, Motorola, Dell Computer, Siemens, and Whirlpool. We also supply these products to major electronic manufacturing companies such as Flextronics, Solectron, Sanmina, and JABIL. We operate six manufacturing facilities, which are located in China, Mexico, the United Kingdom and the United States.

      Parlex Corporation was incorporated in Massachusetts in 1970. Our principal executive offices are located at One Parlex Place, Methuen, Massachusetts 01844, and our telephone number is (978) 685-4341. Unless otherwise indicated, references in this prospectus to "Parlex," "we," "us" and "our" are to Parlex Corporation and our wholly-owned and majority-owned subsidiaries.


                                RISK FACTORS

Our prospects are subject to certain uncertainties and risks. Our future results may differ materially from the current results and actual results could differ materially from those projected in the forward-looking statements as a result of certain risk factors, other one-time events and other important factors disclosed previously and from time to time in our other filings with the Securities and Exchange Commission.

If we cannot obtain additional financing when needed, we may experience a material adverse impact on our operations.

We may need to raise additional funds either through borrowings or further equity financings. We may not be able to raise additional capital on reasonable terms, or at all. The cash expected to be generated will not be sufficient to enable us to meet our financing and operating obligations over the next twelve months based on current growth plans. If we cannot raise the required funds when needed, we may experience a material adverse impact on our operations.

Our business has been, and could continue to be, materially adversely affected as a result of general economic and market conditions.

We are subject to the effects of general global economic and market conditions. Our operating results have been materially adversely affected as a result of recent unfavorable economic conditions and reduced electronics industry spending on both a domestic and worldwide basis. Though we have experienced some general market spending improvement during the past quarter, should market conditions not continue to improve, our business, results of operations or financial condition could continue to be materially adversely affected.

We have at times relied upon waivers from our lenders and amendments or modifications to our financing agreements to avoid any acceleration of our debt payments. In the event that we are not in compliance with our financial covenants in the future, we cannot be certain our lenders will grant us waivers or execute amendments on terms which are satisfactory to us. If such waivers are not received, our debt is immediately callable.

Since entering into our current loan arrangement with our primary lender, Silicon Valley Bank, in June of 2003, we have requested and received several waivers relating to our failure to comply with certain financial covenants under our loan arrangement. In conjunction with the waivers, we have also executed several modifications of our loan arrangement which have primarily resulted in easing our covenant compliance requirements, but have also increased our costs of borrowing. Although we do not believe Silicon Valley Bank will exercise any right it may have to immediately call our debt if we fail to comply with our financial covenants, we cannot guarantee that they will not do so. We are currently in compliance with all of our financial covenants, as amended.

The issuance of our shares upon conversion of outstanding convertible notes, conversion of preferred stock and upon exercise of outstanding warrants may cause significant dilution to our stockholders and may have an adverse impact on the market price of our common stock.

On July 28, 2003, we completed a private placement of our 7% convertible subordinated notes (and accompanying warrants) in an aggregate subscription amount of $6 million. The conversion price of the convertible notes and the exercise price of the warrants is $8.00 per share. In addition, on June 8, 2004, we completed a private placement of 40,625 shares of our Series A Convertible Preferred Stock (the "Preferred Stock") (and accompanying warrants), for $80.00 per share, or $3.25 million in the aggregate. Each share of Preferred Stock may be converted at any time at the holder of the Preferred Stock's option for 10 shares of common stock, and the exercise price of the warrants is $8.00 per share.

The issuance of our shares upon conversion of the convertible subordinated notes and/or Preferred Stock, and exercise of the warrants, and their resale by the holders thereof will increase our publicly traded shares. These re-sales could also depress the market price of our common stock. We will not control whether or when the holders of these securities elect to convert or exercise their securities for common stock. For additional information relating to the sale of Preferred Stock and related warrants, please see "Selling Security Holders - Transaction Overview - Stock and Warrant Purchase Agreement."

The perceived risk of dilution may cause our stockholders to sell their shares, which would contribute to a downward movement in the stock price of our common stock. Moreover, the perceived risk of dilution and the resulting downward pressure on our stock price could encourage investors to engage in short sales of our common stock. By increasing the number of shares offered for sale, material amounts of short selling could further contribute to progressive price declines in our common stock.

Substantial leverage and debt service obligations may adversely affect us.

We have a substantial amount of indebtedness. As of March 28, 2004, we had approximately $23 million of consolidated debt. Our substantial level of indebtedness increases the possibility that we may be unable to generate sufficient cash to pay when due the principal of, interest on, or other amounts due with respect to our indebtedness. Approximately 55% of our outstanding indebtedness bears interest at floating rates. As a result, our interest payment obligations on such indebtedness will increase if interest rates increase.

Our substantial leverage could have significant negative consequences on our financial condition, results of operations, and cash flows, including:

      * Impairing our ability to meet one or more of the financial ratios contained in our debt agreements or to generate cash sufficient to pay interest or principal, including periodic principal amortization payments, which events could result in an acceleration of some or all of our outstanding debt as a result of cross-default provisions;

      * Increasing our vulnerability to general adverse economic and industry conditions;

      * Limiting our ability to obtain additional debt or equity financing;

      * Requiring the dedication of a substantial portion of our cash flow from operations to service our debt, thereby reducing the amount of our cash flow available for other purposes, including capital expenditures;

      * Requiring us to sell debt or equity securities or to sell some of our core assets, possibly on unfavorable terms, to meet payment obligations;

      * Limiting our flexibility in planning for, or reacting to, changes in our business and the industries in which we compete; and

      * Placing us at a possible competitive disadvantage with less leveraged competitors and competitors that may have better access to capital resources.

Our credit agreement contains restrictive covenants that could adversely affect our business by limiting our flexibility.

Our credit agreement imposes restrictions that affect, among other things, our ability to incur additional debt, pay dividends, sell assets, create liens, make capital expenditures and investments, merge or consolidate, enter into transactions with affiliates, and otherwise enter into certain transactions outside the ordinary course of business. Our credit agreement also requires us to maintain specified financial ratios and meet certain financial tests. Our ability to continue to comply with these covenants and restrictions may be affected by events beyond our control. A breach of any of these covenants or restrictions would result in an event of default under our credit agreement. Upon the occurrence of a breach, the lender under our credit agreement could elect to declare all amounts borrowed there under, together with accrued interest, to be due and payable, foreclose on the assets securing our credit agreement and/or cease to provide additional revolving loans or letters of credit, which would have a material adverse effect on us.

We have incurred losses in the first nine months of fiscal 2004 and in each of the last three years, and we may continue to incur losses.

We incurred net losses in the recently completed nine months ended March 28, 2004, as well as in fiscal years 2003, 2002 and 2001. We had net losses of $6.6 million in the nine months ended March 28, 2004, $19.5 million in fiscal year 2003, $10.4 million in fiscal year 2002 and $6.2 million in fiscal year 2001. Our operations may not be profitable in the future.

If we cannot obtain additional financing when needed, we may not be able to expand our operations and invest adequately in research and development, which could cause us to lose customers and market share.

The development and manufacturing of flexible interconnects is capital intensive. To remain competitive, we must continue to make significant expenditures for capital equipment, expansion of operations and research and development. We expect that substantial capital will be required to expand our manufacturing capacity and fund working capital for anticipated growth. We may need to raise additional funds either through borrowings or further equity financings. We may not be able to raise additional capital on reasonable terms, or at all. If we cannot raise the required funds when needed, we may not be able to satisfy the demands of existing and prospective customers and may lose revenue and market share.

Our operating results fluctuate and may fail to satisfy the expectations of public market analysts and investors, causing our stock price to decline.

Our operating results have fluctuated significantly in the past and we expect our results to continue to fluctuate in the future. Our results may fluctuate due to a variety of factors, including the timing and volume of orders from customers, the timing of introductions of and market acceptance of new products, changes in prices of raw materials, variations in production yields and general economic trends. It is possible that in some future periods our results of operations may not meet or exceed the expectations of public market analysts and investors. If this occurs, the price of our common stock is likely to decline.

Our quarterly results depend upon a small number of large orders received in each quarter, so the loss of any single large order could adversely impact quarterly results and cause our stock price to drop.

A substantial portion of our sales in any given quarter depends on obtaining a small number of large orders for products to be manufactured and shipped in the same quarter in which the orders are received. Although we attempt to monitor our customers' needs, we often have limited knowledge of the magnitude or timing of future orders. It is difficult for us to reduce spending on short notice on operating expenses such as fixed manufacturing costs, development costs and ongoing customer service. As a result, a reduction in orders, or even the loss of a single large order, for products to be shipped in any given quarter could have a material adverse effect on our quarterly operating results. This, in turn, could cause our stock price to decline.

Because we sell a substantial portion of our products to a limited number of customers, the loss of a significant customer or a substantial reduction in orders by any significant customer would adversely impact our operating results.

Historically we have sold a substantial portion of our products to a limited number of customers. Our 20 largest customers based on sales accounted for approximately 51% of total revenues through the first nine months of fiscal 2004, 50% of total revenues in fiscal 2003, 44% in fiscal 2002 and 55% in fiscal 2001.

We expect that a limited number of customers will continue to account for a high percentage of our total revenues in the foreseeable future. As a result, the loss of a significant customer or a substantial reduction in orders by any significant customer would cause our revenues to decline and have an adverse effect on our operating results.

If we are unable to respond effectively to the evolving technological requirements of customers, our products may not be able to satisfy the demands of existing and prospective customers and we may lose revenues and market share.

The market for our products is characterized by rapidly changing technology and continuing process development. The future success of our business will depend in large part upon our ability to maintain and enhance our technological capabilities. We will need to develop and market products that meet changing customer needs, and successfully anticipate or respond to technological changes on a cost-effective and timely basis. There can be no assurance that the materials and processes that we are currently developing will result in commercially viable technological processes, or that there will be commercial applications for these technologies. In addition, we may not be able to make the capital investments required to develop, acquire or implement new technologies and equipment that are necessary to remain competitive. If we fail to keep pace with technological change, our products may become less competitive or obsolete and we may lose customers and revenues.

Competing technologies may reduce demand for our products.

Flexible circuit and laminated cable interconnects provide electrical connections between components in electrical systems and are used as a platform to support the attachment of electronic devices. While flexible circuits and laminated cables offer several advantages over competing printed circuit board and ceramic hybrid circuit technologies, our customers may consider changing their designs to use these alternative technologies in future applications. If our customers switch to alternative technologies, our business, financial condition and results of operations could be materially adversely affected. It is also possible that the flexible interconnect industry could encounter competition from new technologies in the future that render existing flexible interconnect technology less competitive or obsolete.

We are heavily dependent upon certain target markets for domestic manufacturing. A slowdown in these markets could have a material impact on domestic capacity utilization resulting in lower sales and gross margins.

We manufacture our products in six facilities worldwide, including lower cost offshore locations in China. However, a significant portion of our manufacturing is still performed domestically. Domestic manufacturing may be at a competitive disadvantage with respect to price when compared to lower cost facilities in Asia and other locations. While historically our competitors in these locations have produced less technologically advanced products, they continue to expand their capabilities. Further, we have targeted markets that have historically sought domestic manufacturing, including the military and aerospace markets. Should we be unsuccessful in maintaining our competitive advantage or should certain target markets also move production to lower cost offshore locations, our domestic sales will decline resulting in significant excess capacity and reduced gross margins.

A significant downturn in any of the sectors in which we sell products could result in a revenue shortfall.

We sell our flexible interconnect products principally to the automotive, telecommunications and networking, diversified electronics, military, home appliance, electronic identification and computer markets. The worldwide electronics industry has seen a substantial downturn since 2001 impacting a number of our target markets. Although we serve a variety of markets to avoid a dependency on any one sector, a significant further downturn in any of these market sectors could cause a material reduction in our revenues, which could be difficult to replace.

We rely on a limited number of suppliers, and any interruption in our primary sources of supply, or any significant increase in the prices of materials, chemicals or components, would have an adverse effect on our short-term operating results.

We purchase the bulk of our raw materials, process chemicals and components from a limited number of outside sources. In fiscal 2003, we purchased approximately 17% of our materials from DuPont and Northfield Acquisition Co., doing business as Sheldahl, our two largest suppliers. We operate under tight manufacturing cycles with a limited inventory of raw materials. As a result, although there are alternative sources of the materials that we purchase from our existing suppliers, any unanticipated interruption in supply from DuPont or Sheldahl, or any significant increase in the prices of materials, chemicals or components, would have an adverse effect on our short-term operating results.

The additional expenses and risks related to our existing international operations, as well as any expansion of our global operations, could adversely affect our business.

We own a 90.1% equity interest in our investment in China, Parlex Shanghai, which manufactures and sells flexible circuits. We also operate a facility in Mexico for use in the finishing, assembly and testing of flexible circuit and laminated cable products. We have a facility in the United Kingdom where we manufacture polymer thick film flexible circuits and polymer thick film flexible circuits with surface mounted components and intend to introduce production of laminated cable within the next year. We will continue to explore appropriate expansion opportunities as demand for our products increases.

Manufacturing and sales operations outside the United States carry a number of risks inherent in international operations, including: imposition of governmental controls, regulatory standards and compulsory licensure requirements; compliance with a wide variety of foreign and U.S. import and export laws; currency fluctuations; unexpected changes in trade restrictions, tariffs and barriers; political and economic instability; longer payment cycles typically associated with foreign sales; difficulties in administering business overseas; foreign labor issues; wars and acts of terrorism; and potentially adverse tax consequences. Although these issues have not materially impacted our revenues or operations to date, we cannot guarantee that they will not impact our revenues or operations in the future.

International expansion may require significant management attention, which could negatively affect our business. We may also incur significant costs to expand our existing international operations or enter new international markets, which could increase operating costs and reduce our profitability.

We face significant competition, which could make it difficult for us to acquire and retain customers.

We face competition worldwide in the flexible interconnect market from a number of foreign and domestic providers, as well as from alternative technologies such as rigid printed circuits. Many of our competitors are larger than we are and have greater financial resources. New competitors could also enter our markets. Our competitors may be able to duplicate our strategies, or they may develop enhancements to, or future generations of, products that could offer price or performance features that are superior to our products. Competitive pressures could also necessitate price reductions, which could adversely affect our operating results. In addition, some of our competitors are based in foreign countries and have cost structures and prices based on foreign currencies. Accordingly, currency fluctuations could cause our dollar-priced products to be less competitive than our competitors' products priced in other currencies.

We will need to make a continued high level of investment in product research and development, sales and marketing and ongoing customer service and support in order to remain competitive. We may not have sufficient resources to be able to make these investments. Moreover, we may not be able to make the technological advances necessary to maintain our competitive position in the flexible interconnect market.

We face risks from fluctuations in the value of foreign currency versus the U.S. dollar and the cost of currency exchange.

While we transact business predominantly in U.S. dollars, a large portion of our sales and expenses are denominated in foreign currencies, primarily the Chinese Renminbi ("RMB"), the basic unit of currency issued by the People's Bank of China. Currently, our exposure to risk from foreign exchange is limited due to the fact that the People's Republic of China has fixed the exchange rate of the Renminbi to the US dollar. The value of the Renminbi is subject to changes in the PRC government's policies and depends to an extent on its domestic and international economic and political developments, as well as supply and demand in the local market. We cannot give any assurance that the Renminbi will continue to remain stable against the US dollar and other foreign currencies. Any devaluation of the Renminbi may adversely affect our results of operations. In addition, a small portion of our sales and expenses are denominated in Euros and the British Pound. Changes in the relation of foreign currencies to the U.S. dollar will affect our cost of sales and operating margins and could result in exchange losses. We do not enter into foreign exchange contracts to reduce our exposure to these risks.

If we are unable to attract, retain and motivate key personnel, we may not be able to develop, sell and support our products and our business may lack strategic direction.

We are dependent upon key members of our management team. In addition, our future success will depend in large part upon our continuing ability to attract, retain and motivate highly qualified managerial, technical and sales personnel. Competition for such personnel is intense, and there can be no assurance that we will be successful in hiring or retaining such personnel. We currently maintain a key person life insurance policy in the amount of $1.0 million on Peter J. Murphy. If we lose the services of Mr. Murphy or one or more other key individuals, or are unable to attract additional qualified members of the management team, our ability to implement our business strategy may be impaired. If we are unable to attract, retain and motivate qualified technical and sales personnel, we may not be able to develop, sell and support our products.

If we are unable to protect our intellectual property, our competitive position could be harmed and our revenues could be adversely affected.

We rely on a combination of patent and trade secret laws and non-disclosure and other contractual agreements to protect our proprietary rights. We own 22 patents issued and have 12 patent applications pending in the United States and have several corresponding foreign patent applications pending. Our existing patents may not effectively protect our intellectual property and could be challenged by third parties, and our future patent applications, if any, may not be approved. In addition, other parties may independently develop similar or competing technologies. Competitors may attempt to copy aspects of our products or to obtain and use information that we regard as proprietary. If we fail to adequately protect our proprietary rights, our competitors could offer similar products using materials, processes or technologies developed by us, potentially harming our competitive position and our revenues.

If we become involved in a protracted intellectual property dispute, or one with a significant damages award or which requires us to cease selling some of our products, we could be subject to significant liability and the time and attention of our management could be diverted.

Although no claims have been asserted against us for infringement of the proprietary rights of others, we may be subject to a claim of infringement in the future. An intellectual property lawsuit against us, if successful, could subject us to significant liability for damages and could invalidate our proprietary rights. A successful lawsuit against us could also force us to cease selling, or redesign, products that incorporate the infringed intellectual property. We could also be required to obtain a license from the holder of the intellectual property to use the infringed technology. We might not be able to obtain a license on reasonable terms, or at all. If we fail to develop a non-infringing technology on a timely basis or to license the infringed technology on acceptable terms, our revenues could decline and our expenses could increase.

We may, in the future, be required to initiate claims or litigation against third parties for infringement of our proprietary rights or to determine the scope and validity of our proprietary rights or the proprietary rights of competitors. Litigation with respect to patents and other intellectual property matters could result in substantial costs and divert our management's attention from other aspects of our business.

Market prices of technology companies have been highly volatile, and our stock price may be volatile as well.

From time to time the U.S. stock market has experienced significant price and trading volume fluctuations, and the market prices for the common stock of technology companies in particular have been extremely volatile. In the past, broad market fluctuations that have affected the stock price of technology companies have at times been unrelated or disproportionate to the operating performance of these companies. Any significant fluctuations in the future might result in a material decline in the market price of our common stock.

Following periods of volatility in the market price of a particular company's securities, securities class action litigation has often been brought against that company. If we were to become involved in this type of litigation, we could incur substantial costs and diversion of management's attention, which could harm our business, financial condition and operating results.

The costs of complying with existing or future environmental regulations, and of curing any violations of these regulations, could increase our operating expenses and reduce our profitability.

We are subject to a variety of environmental laws relating to the storage, discharge, handling, emission, generation, manufacture, use and disposal of chemicals, solid and hazardous waste and other toxic and hazardous materials used to manufacture, or resulting from the process of manufacturing, our products. We cannot predict the nature, scope or effect of future regulatory requirements to which our operations might be subject or the manner in which existing or future laws will be administered or interpreted. Future regulations could be applied to materials, products or activities that have not been subject to regulation previously. The costs of complying with new or more stringent regulations, or with more vigorous enforcement of these regulations, could be significant.

Environmental laws require us to maintain and comply with a number of permits, authorizations and approvals and to maintain and update training programs and safety data regarding materials used in our processes. Violations of these requirements could result in financial penalties and other enforcement actions. We could also be required to halt one or more portions of our operations until a violation is cured. Although we attempt to operate in compliance with these environmental laws, we may not succeed in this effort at all times. The costs of curing violations or resolving enforcement actions that might be initiated by government authorities could be substantial.

Undetected problems in our products could directly impair our financial results.

If flaws in design, production, assembly or testing of our products were to occur by us or our suppliers, we could experience a rate of failure in our products that would result in substantial repair or replacement costs and potential damage to our reputation. Continued improvement in manufacturing capabilities, control of material and manufacturing quality, and costs and product testing, are critical factors in our future growth. There can be no assurance that our efforts to monitor, develop, modify and implement appropriate test and manufacturing processes for our products will be sufficient to permit us to avoid a rate of failure in our products that results in substantial delays in shipment, significant repair or replacement costs, or potential damage to our reputation, any of which could have a material adverse effect on our business, results of operations or financial condition.

If we acquire additional businesses, these acquisitions will involve financial uncertainties as well as personnel contingencies, and may be risky and difficult to integrate.

We have completed two acquisitions in the past five years and we may acquire additional businesses that could complement or expand our business. Acquired businesses may not generate the revenues or profits that we expect and we may find that they have unknown or undisclosed liabilities. In addition, if we do make acquisitions, we will face a number of other risks and challenges, including: the difficulty of integrating dissimilar operations or assets; potential loss of key employees of the acquired business; assimilation of new employees who may not contribute or perform at the levels we expect; diversion of management time and resources; and additional costs associated with obtaining any necessary financing.

These factors could hamper our ability to receive the anticipated benefits from any acquisitions we may pursue, and could adversely affect our financial condition and our stock price.

Our stock is thinly traded.

Our stock is thinly traded and you may have difficulty in reselling your shares quickly. The low trading volume of our common stock is outside of our control, and we cannot guarantee that trading volume will increase in the near future.

We do not expect to pay dividends in the foreseeable future.

We have never paid cash dividends on our common stock and we do not expect to pay cash dividends on our common stock any time in the foreseeable future. In addition, our current financing agreements prohibit the payment of dividends. The future payment of dividends directly depends upon our future earnings, capital requirements, financial requirements and other factors that our board of directors will consider. For the foreseeable future, we will use earnings from operations, if any, to finance our growth, and we will not pay dividends to our common stockholders. You should not rely on an investment in our common stock if you require dividend income. The only return on your investment in our common stock, if any, would most likely come from any appreciation of our common stock.

We may have exposure to additional income tax liabilities.

As a multinational corporation, we are subject to income taxes in both the United States and various foreign jurisdictions. Our domestic and international tax liabilities are subject to the allocation of revenues and expenses in different jurisdictions and the timing of recognizing revenues and expenses. Additionally, the amount of income taxes paid is subject to our interpretation of applicable tax laws in the jurisdictions in which we file. From time to time, we are subject to income tax audits. While we believe we have complied with all applicable income tax laws, there can be no assurance that a governing tax authority will not have a different interpretation of the law and assess us with additional taxes. Should we be assessed with significant additional taxes, there could be a material adverse affect on our results of operations or financial condition.

We could use preferred stock to resist takeovers, and the issuance of preferred stock may cause additional dilution.

Our Articles of Organization authorizes the issuance of up to 1,000,000 shares of preferred stock, of which 40,625 shares are issued and outstanding as a result of our preferred stock offering completed in June 2004. Our Articles of Organization gives our board of directors the authority to issue preferred stock without approval of our stockholders. We may issue additional shares of preferred stock to raise money to finance our operations. We may authorize the issuance of the preferred stock in one or more series. In addition, we may set the terms of preferred stock, including:

      *     dividend and liquidation preferences;

      *     voting rights;

      *     conversion privileges;

      *     redemption terms; and

      * other privileges and rights of the shares of each authorized series.

The issuance of large blocks of preferred stock could possibly have a dilutive effect to our existing stockholders. It can also negatively impact our existing stockholders' liquidation preferences. In addition, while we include preferred stock in our capitalization to improve our financial flexibility, we could possibly issue our preferred stock to friendly third parties to preserve control by present management. This could occur if we become subject to a hostile takeover that could ultimately benefit Parlex and Parlex's stockholders.

                         FORWARD-LOOKING STATEMENTS

      This prospectus, and other documents that we have incorporated by reference or included by attachment, contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, and is subject to the safe-harbor created by such Act. Forward-looking statements express our expectations or predictions of future events or results. They are not guarantees and are subject to many risks and uncertainties. There are a number of factors - many beyond our control - that could cause actual events or results to be significantly different from those described in the forward-looking statement. Any or all of our forward-looking statements in this report or in any other public statements we make may turn out to be wrong.

      Forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts. They use words such as "anticipate," "estimate," "expect," "project," "intend," "plan," "believe" or words of similar meaning. They may also use words such as "will," "would," "should," "could" or "may". Factors that may cause our actual results to differ materially from those described in forward-looking statements include the risks discussed elsewhere in this prospectus under the caption "Risk Factors". We undertake no obligation to release publicly the result of any revision to these forward-looking statements that may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

                               USE OF PROCEEDS

      We will not receive any of the proceeds from the sale of any of the shares by any of the selling security holders. To the extent that the warrants underlying certain of the shares covered by this prospectus are exercised on other than a cashless basis, we may receive, subject to any anti-dilution adjustments, $8.00 per share upon such exercise. We plan to use any proceeds we receive upon exercise of the warrants for general corporate purposes. Pending use of the net proceeds for any of these purposes, we may invest the net proceeds in short-term investment grade instruments, interest-bearing bank accounts, certificates of deposit, money market securities, U.S. government securities or mortgage-backed securities guaranteed by federal agencies.

                          SELLING SECURITY HOLDERS

Transaction Overview

      Stock and Warrant Purchase Agreements

      On May 7, 2004 and June 8, 2004, we entered into stock and warrant purchase agreements with a small number of investors (the "Investors") to purchase shares of Parlex's Series A Preferred Stock (the "Preferred Stock") and related warrants to purchase our common stock (the "Warrants"). The purchase agreements provided for the purchase and sale of an aggregate 40,625 shares of Preferred Stock and Warrants to purchase an aggregate 203,125 shares of common stock for the aggregate amount of $3.25 million.
We received net proceeds of approximately $3.0 million, after payment of placement agent fees, legal expenses and related costs.

      The Preferred Stock and Warrants were sold for $80.00 per unit. The Preferred Stock may be converted in whole or in part at any time by the Investors into shares of common stock at an initial conversion price of $8.00 per share. In the event the trading price of Parlex common stock exceeds 150% of the conversion price for 20 consecutive trading days, then all outstanding shares of Preferred Stock shall be automatically converted into common stock.

      The Preferred Stock has a fixed dividend rate of 8.25% per annum, payable quarterly, at our sole discretion, in either cash or shares of common stock. If we do not redeem the Preferred Stock on the third anniversary date of the issuance date (as discussed below), then the fixed dividend rate shall thereafter be increased to 14% per annum, and shall be payable solely in cash.

      On the third anniversary of the issuance date, we may in our sole discretion redeem all, but not less than all, of the then-outstanding Preferred Stock. The redemption price shall be equal to the initial purchase price of the Preferred Stock, subject to equitable adjustments for stock splits or similar actions, plus all accrued and unpaid dividends to the redemption date. We must provide the Investors with notice of our intent to redeem at least 30 days prior to the third anniversary date. Following receipt of such notice, the Investors may elect to convert their Preferred Stock into common stock prior to the redemption date, provided that they perform such conversion within 20 days of receipt of the redemption notice.

      The Investors do not have any redemption rights relating to the Preferred Stock.

      The Investors voting rights are limited to matters relating to the Preferred Stock. Specifically, so long as at least 33-1/3% of the originally issued Preferred Stock remains outstanding, we may not, without obtaining the approval of at least 50% of the holders thereof:

      * amend, alter or repeal the preferences, special rights or other powers of the Preferred Stock in an adverse manner;

      * increase or decrease the number of authorized shares of Preferred Stock;

      * create any additional class or series of shares of stock unless the same ranks junior to the Preferred Stock as to dividends and the distribution of assets on the liquidation, dissolution or winding up of Parlex; or

      * purchase or redeem, or set aside any sums for the purchase or redemption of, any shares of common stock, except for certain limited repurchases of shares held by officers, employees, directors or consultants of Parlex.

      In connection with the transaction, we also issued the Warrants to each of the Investors to purchase up to an additional aggregate of 203,125 shares of our common stock. Resale of the shares of our common stock issuable upon exercise of the Warrants is also covered by this prospectus. The Warrants, which expire in three years, are exercisable:

      *     at an initial exercise price of $8.00 per share;

      *     commencing six months after their issuance date; and

      * on a cashless basis, whereby the holder, rather than pay the exercise price in cash, may surrender a number of warrants equal to the exercise price of the warrants being exercised.

      The conversion price of the Preferred Stock and the exercise price of the Warrants are subject to adjustment in the event of:

      *     stock splits, dividends and certain combinations;

      *     certain distributions on account of our common stock; and/or

      * certain reclassifications, exchanges or substitutions affecting our common stock.

      Each of the Investors also received an option to purchase a number of additional shares of Preferred Stock and Warrants equal to 20% of the number initially purchased by such investor (the "Over-Allotment Option"). The Over-Allotment Option may be exercised in whole or in part (but only once) on or before 180 days following the closing date. The Over-Allotment Option is exercisable at $80.00 per unit of Preferred Stock and Warrant purchased.

Warrants to Investec Inc. and its Affiliates

      Investec Inc., and four of its current or former affiliates, have been issued warrants to purchase a total of 31,500 shares of common stock in connection with placement services they provided to us relating to our private placement of $6.0 million of our convertible subordinated notes in July of 2003. The warrants are immediately exercisable at an exercise price of $8.00 per share and expire on July 28, 2008. The warrants issued to Investec and its affiliates may be converted on a cashless basis, and are not subject to any anti-dilution provisions.

Ownership Table

      The following table sets forth:

      *     the name of each selling security holder; and

      * the amount of common stock beneficially owned by each selling security holder. The amount set forth is the aggregate amount of (i) the shares underlying the Preferred Stock and the Warrants held by the selling security holder as of the date hereof, (ii) the shares underlying the Preferred Stock and Warrants that may be obtained by the selling shareholder upon exercise of his, her or its Over-Allotment Option, and (iii) the selling shareholder's proportionate share of the 200,000 shares of common stock that are being registered hereby that may be issued by us to the holders of Preferred Stock in lieu of cash dividends. The specific number of shares held by each of the selling security holders in each of the aforementioned three categories is set forth in the footnote relating to such security holder.

      Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to outstanding voting securities, as well as any voting securities which the person has the right to acquire within 60 days, through the conversion or exercise of any security or other right. The information as to the number of shares of our common stock owned by each selling security holder is based upon our books and records and the information provided by our transfer agent.

      We may amend or supplement this prospectus, from time to time, to update the disclosure set forth in the table. Because the selling security holders identified in the table may sell some or all of the shares owned by them which are included in this prospectus, and because there are currently no agreements, arrangements or understandings with respect to the sale of any of the shares, no estimate can be given as to the number of shares available for resale hereby that will be held by the selling security holders upon termination of this offering. We have, therefore, assumed for the purposes of the following table, that the selling security holders will sell all of the shares owned beneficially by them, which are covered by this prospectus.

                                          Number of
                                           Shares
                                        Beneficially     Number of        Number of       Percent
                                        Owned and to    Shares to be     Shares Owned      After
Name of Selling Security Holder          be Owned(1)     Offered(1)     After Offering    Offering
-------------------------------         ------------    ------------    --------------    --------

Laurence W. Lytton                       315,193(2)       315,193(2)           0              *
Needham & Company, Inc.                  286,538(3)       286,538(3)           0              *
Peter S. Lynch and Carolyn A. Lynch       80,231(4)        80,231(4)           0              *
Peter S. Lynch and Carolyn A. Lynch
 1999 Unitrust                            70,190(5)        70,190(5)           0              *
The Lynch Foundation                      64,483(6)        64,483(6)           0              *
Tetra Offshore Fund                       38,969(7)        38,969(7)           0              *
Selwyn Partners L.P.                      28,654(8)        28,654(8)           0              *
Alice Winzer Lytton Family LLC            28,654(9)        28,654(9)           0              *
Investec Inc.                             18,900(10)       18,900(10)          0              *
Tetra Capital Partners, L.P               18,338(11)       18,338(11)          0              *
John T. Sunderland(12)                     4,200(12)        4,200(12)          0              *
Peter M. Fry(13)                           3,150(13)        3,150(13)          0              *
Frank J. Drazka(14)                        3,150(14)        3,150(14)          0              *
Martin D. Magida(15)                       2,100(15)        2,100(15)          0              *

Total                                    962,750(16)      962,750(16)          0              *
                                         =======          =======              =

<F1>  The figures presented in this column represent the number of shares owned by such entity assuming the conversion of all Preferred Stock, and the exercise of all warrants, owned by such Investor.

<F2>  Includes (i) 137,500 shares underlying Preferred Stock and 68,750 shares underlying common stock purchase warrants purchased on May 7, 2004, and June 8, 2004, (ii) 41,250 shares underlying additional Preferred Stock and common stock purchase warrants that may be purchased pursuant to the Over-Allotment Option, and (iii) 67,693 shares that may be issued in lieu of cash dividends, which amount represents such Investor's proportionate share of the 200,000 shares being registered hereunder for such purpose. Does not include shares of our common stock that may be paid as dividends in lieu of cash.

<F3>  Includes (i) 125,000 shares underlying Preferred Stock and 62,500 shares underlying common stock purchase warrants purchased on May 7, 2004,
      (ii) 37,500 shares underlying additional Preferred Stock and common stock purchase warrants that may be purchased pursuant to the Over-Allotment Option, and (iii) 61,538 shares that may be issued in lieu of cash dividends, which amount represents such Investor's proportionate share of the 200,000 shares being registered hereunder for such purpose. Does not include shares of our common stock that may be paid as dividends in lieu of cash.

<F4>  Includes (i) 35,000 shares underlying Preferred Stock and 17,500 shares underlying common stock purchase warrants purchased on May 7, 2004,
      (ii) 10,500 shares underlying additional Preferred Stock and common stock purchase warrants that may be purchased pursuant to the Over-Allotment Option, and (iii) 17,231 shares that may be issued in lieu of cash dividends, which amount represents such Investor's proportionate share of the 200,000 shares being registered hereunder for such purpose. Does not include shares of our common stock that may be paid as dividends in lieu of cash.

<F5>  Includes (i) 30,620 shares underlying Preferred Stock and 15,310 shares underlying common stock purchase warrants purchased on May 7, 2004,
      (ii) 9,186 shares underlying additional Preferred Stock and common stock purchase warrants that may be purchased pursuant to the Over-Allotment Option, and (iii) 15,074 shares that may be issued in lieu of cash dividends, which amount represents such Investor's proportionate share of the 200,000 shares being registered hereunder for such purpose. Does not include shares of our common stock that may be paid as dividends in lieu of cash.

<F6>  Includes (i) 28,130 shares underlying Preferred Stock and 14,065 shares underlying common stock purchase warrants purchased on May 7, 2004,
      (ii) 8,439 shares underlying additional Preferred Stock and common stock purchase warrants that may be purchased pursuant to the Over-Allotment Option, and (iii) 13,849 shares that may be issued in lieu of cash dividends, which amount represents such Investor's proportionate share of the 200,000 shares being registered hereunder for such purpose. Does not include shares of our common stock that may be paid as dividends in lieu of cash.

<F7>  Includes (i) 17,000 shares underlying Preferred Stock and 8,500 shares underlying common stock purchase warrants purchased on May 7, 2004, (ii) 5,100 shares underlying additional Preferred Stock and common stock purchase warrants that may be purchased pursuant to the Over-Allotment Option, and (iii) 8,369 shares that may be issued in lieu of cash dividends, which amount represents such Investor's proportionate share of the 200,000 shares being registered hereunder for such purpose. Does not include shares of our common stock that may be paid as dividends in lieu of cash.

<F8>  Includes (i) 12,500 shares underlying Preferred Stock and 6,250 shares underlying common stock purchase warrants purchased on May 7, 2004,
      (ii) 3,750 shares underlying additional Preferred Stock and common stock purchase warrants that may be purchased pursuant to the Over-Allotment Option, and (iii) 6,154 shares that may be issued in lieu of cash dividends, which amount represents such Investor's proportionate share of the 200,000 shares being registered hereunder for such purpose. Does not include shares of our common stock that may be paid as dividends in lieu of cash.

<F9>  Includes (i) 12,500 shares underlying Preferred Stock and 6,250 shares underlying common stock purchase warrants purchased on May 7, 2004,
      (ii) 3,750 shares underlying additional Preferred Stock and common stock purchase warrants that may be purchased pursuant to the Over-Allotment Option, and (iii) 6,154 shares that may be issued in lieu of cash dividends, which amount represents such Investor's proportionate share of the 200,000 shares being registered hereunder for such purpose. Does not include shares of our common stock that may be paid as dividends in lieu of cash.

<F10> Includes 18,900 shares underlying common stock purchase warrants.

<F11> Includes (i) 8,000 shares underlying Preferred Stock and 4,000 shares underlying common stock purchase warrants purchased on May 7, 2004,
      (ii) 2,400 shares underlying additional Preferred Stock and common stock purchase warrants that may be purchased pursuant to the Over-Allotment Option, and (iii) 3,938 shares that may be issued in lieu of cash dividends, which amount represents such Investor's proportionate share of the 200,000 shares being registered hereunder for such purpose. Does not include shares of our common stock that may be paid as dividends in lieu of cash.

<F12> Mr. Sunderland is or was an affiliate of Investec Inc. Includes 4,200 shares underlying common stock purchase warrants.




<F13> Mr. Fry is or was an affiliate of Investec Inc. Includes 3,150 shares underlying common stock purchase warrants.

<F14> Mr. Drazka is or was an affiliate of Investec Inc. Includes 3,150 shares underlying common stock purchase warrants.

<F15> Mr. Madiga is or was an affiliate of Investec Inc. Includes 2,100 shares underlying common stock purchase warrants.

<F16> Does not include 200,000 shares of our common stock being registered hereunder in connection with the potential issuance of common stock in lieu of dividends payable upon the Preferred Stock.

      Parlex agreed to pay for all costs and expenses in the issuance, offer, sale and delivery of the shares of our common stock. These include all expenses and fees of preparing, filing and printing the registration statement and mailing of these items. Parlex will not pay selling commissions and expenses for any sales by the selling security holders, but will indemnify the selling security holders against civil liabilities including liabilities under the Securities Act of 1933.

                            PLAN OF DISTRIBUTION

      The selling security holders and any of their pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The selling security holders may use any one or more of the following methods when selling shares:

      * ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

      * block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

      * purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

      * an exchange distribution in accordance with the rules of the applicable exchange;

      *     privately negotiated transactions;

      * settlement of short sales entered into after the date of this prospectus;

      * broker-dealers may agree with the selling security holder to sell a specified number of such shares at a stipulated price per share;

      *     a combination of any such methods of sale; and

      *     any other method permitted pursuant to applicable law.

      The selling security holders may also sell shares under Rule 144 under the Securities Act of 1933, if available, rather than under this prospectus. Broker-dealers engaged by the selling security holders may arrange for other broker-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling security holders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling security holders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved.

      The selling security holders may, from time to time, pledge or grant a security interest in some or all of the shares or common stock or warrants owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock, from time to time, under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the

Securities Act of 1933 amending the list of selling security holders to include the pledgee, transferee or other successors-in-interest as selling security holders under this prospectus.

      The selling security holders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors-in-interest will be the selling beneficial owners for purposes of this prospectus.

      The selling security holders and any broker-dealers or agents that are involved in selling the shares may be deemed to be "underwriters" within the meaning of the Securities Act of 1933 in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act of 1933. The selling security holders have informed us that they do not have any agreement or understanding, directly or indirectly, with any person to distribute the common stock.

                                LEGAL MATTERS

      Several legal matters with respect to our shares of common stock offered pursuant to this prospectus will be passed upon for us by Kutchin & Rufo, P.C., Boston, Massachusetts. Edward D. Kutchin is a shareholder of the professional corporation of Kutchin & Rufo, P.C. and also beneficially owns shares of our common stock.

                                   EXPERTS

      The consolidated financial statements incorporated in this prospectus by reference from the Company's Annual Report on Form 10-K have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report, which is incorporated herein by reference (which report expresses an unqualified opinion and includes an explanatory paragraph relating to a change in the method of accounting for goodwill and other intangible assets), and has been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                     WHERE YOU CAN FIND MORE INFORMATION

      We are subject to the informational requirements of the Securities Exchange Act, and in accordance with those requirements file reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy the reports, proxy statements and other information that we file with the Commission under the informational requirements of the Securities Exchange Act at the Commission's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call 1-800-SEC-0330 for information about the Commission's Public Reference Room. The Commission also maintains a Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The address of the Commission's Web site is http: //www.sec.gov. Our Web site is http: //www.parlex.com. Information contained on our Web site is not a part of this prospectus.

      We have filed with the Commission a registration statement on Form S-3, including all amendments to the registration statement under the Securities Act with respect to the shares of our common stock offered under this prospectus. This prospectus does not contain all of the information set forth in the registration statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information regarding Parlex and the shares offered under this prospectus, please see the registration statement and the exhibits and schedules filed with the registration statement. Statements contained in this prospectus regarding the contents of any agreement or other document filed as an exhibit to the registration statement are not necessarily complete, and in each instance please see the copy of the full agreement filed as an exhibit to the registration statement. We qualify each of these statements in all respects by the reference to the full agreement. The registration statement, including the exhibits and schedules to the registration statement, may be inspected at the Commission's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549 and copies of all or any part of the registration statement may be obtained from the Commission's office upon payment of the prescribed fees.

                     DOCUMENTS INCORPORATED BY REFERENCE

      The Commission allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The following documents filed by us with the Commission are incorporated by reference in this prospectus, except as superseded or modified by this prospectus:

      * Our Annual Report on Form 10-K for the fiscal year ended June 30, 2003, filed with the Commission on October 14, 2004.

      * Our Current Report on Form 8-K for July 28, 2003, filed with the Commission on July 31, 2003.

      * Our Current Report on Form 8-K for September 3, 2003, filed with the Commission on September 3, 2003.

      * Our Quarterly Report on Form 10-Q for the fiscal quarter ended September 28, 2003, filed with the Commission on November 17, 2003.

      * Our Current Report on Form 8-K for November 11, 2003, filed with the Commission on November 12, 2003.

      * Our Quarterly Report on Form 10-Q for the fiscal quarter ended December 28, 2003, filed with the Commission on February 17, 2004.

      * Our Current Report on Form 8-K for February 10, 2004, filed with the Commission on February 11, 2004.

      * Our Quarterly Report on Form 10-Q for the fiscal quarter ended March 28, 2004, filed with the Commission on May 12, 2004.

      * Our Current Report on Form 8-K for May 7, 2004, filed with the Commission on May 11, 2004.

      * Our Current Report on Form 8-K for May 10, 2004, filed with the Commission on May 11, 2004.

      * The description of our common stock, par value $0.10 per share, contained in our registration statement on Form 8-A as filed with the Commission on October 29, 1984, including any amendment or report filed for the purpose of updating such description.

      All documents filed by us under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act after the date of this prospectus and prior to the termination of the offering made under this prospectus are incorporated by reference in this prospectus and made a part of this prospectus from the date we file the documents with the Commission. Any statement contained in this prospectus or in a document incorporated or deemed to be incorporated by reference in this prospectus shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or in any other subsequently filed document which also is or is deemed to be incorporated by reference in this prospectus modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

      Notwithstanding the above, information that is "furnished to" the Commission shall not be deemed "filed with" the Commission and shall not be deemed incorporated by reference into this prospectus or the registration statement of which this prospectus is a part.

      We will provide without charge to each person, including any beneficial owner, to whom this prospectus is delivered, upon the written or oral request of that person, a copy of any document incorporated in this prospectus by reference other than exhibits unless those exhibits are specifically incorporated by reference into the documents. Requests for these copies should be directed to:

                             Jonathan R. Kosheff
                           Chief Financial Officer
                             Parlex Corporation
                              One Parlex Place
                        Methuen, Massachusetts 01844
                        Telephone No.: (978) 685-4341

Copies of our Commission filings and other information about us are also available on our website at www.parlex.com. The information on our website is neither incorporated into, nor a part of, this prospectus.

===========================================================================

                                962,750 SHARES


                           PARLEX CORPORATION LOGO


                                COMMON STOCK





                           ______________________

                                 PROSPECTUS
                           ______________________



                                                                     , 2004
===========================================================================

                                   PART II

                   INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

      The expenses incurred by Parlex in connection with the issuance and distribution of the securities being registered are estimated as follows, subject to future contingencies:

                                                                  Amount

Securities and Exchange Commission registration fee             $    773.13
Legal fees and expenses                                         $ 75,000.00
Accounting fees and expenses                                    $ 15,000.00
Miscellaneous                                                   $200,000.00
                                                                -----------

      Total                                                     $290,773.13
                                                                ===========

      None of the above expenses will be paid by the selling security holders.

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

      We are subject to the provisions of Section 67 of Chapter 156B of the Massachusetts General Laws which provides as follows:

      "Indemnification of directors, officers, employees and other agents of a corporation, and persons who serve at its request as directors, officers, employees or other agents of another organization, or who serve at its request in any capacity with respect to any employee benefit plan, may be provided by it to whatever extent shall be specified in or authorized by (i) the articles of organization or
      (ii) a by-law adopted by the stockholders or (iii) a vote adopted by the holders of a majority of the shares of stock entitled to vote on the election of directors. Except as the articles of organization or by-laws otherwise require, indemnification of any persons referred to in the preceding sentence who are not directors of the corporation may be provided by it to the extent authorized by the directors. Such indemnification may include payment by the corporation of expenses incurred in defending a civil or criminal action or proceeding in advance of the final disposition of such action or proceeding, upon receipt of an undertaking by the person indemnified to repay such payment if he shall be adjudicated to be not entitled to indemnification under this section which undertaking may be accepted without reference to the financial ability of such person to make repayment. Any such indemnification may be provided although the person to be indemnified is no longer an officer, director, employee or agent of the corporation or of such other organization or no longer serves with respect to any such employee benefit plan.

      No indemnification shall be provided for any person with respect to any matter as to which he shall have been adjudicated in any proceeding not to have acted in good faith in the reasonable belief that his action was in the best interest of the corporation or to the extent that such matter relates to service with respect to an employee benefit plan, in the best interests of the participants or beneficiaries of such employee benefit plan.

      The absence of any express provision for indemnification shall not limit any right of indemnification existing independently of this section.

      A corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or other agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or other agent of another organization or with respect to any employee benefit plan, against any liability incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability."

      Article 6D of our Articles, which provision is explicitly non-exclusive, provides that (i) any past or present director or officer of Parlex is indemnified to the fullest extent permitted by law against any expenses incurred in connection with any proceeding in which he may be a party or in which he is otherwise involved as a result of his serving or having served as an officer of Parlex or at our request, as a director, officer, employee or other agent of any other organization or in any capacity with respect to any employee benefit plan, and provides that (ii) we may under certain conditions pay the indemnification in advance. This provision does not authorize indemnification where it has been adjudicated that the director or officer did not act in good faith in the reasonable belief that his action was in our best interests or, to the extent that such matter relates to service with respect to an employee benefit plan, in the best interests of the participants or beneficiaries of such employee benefit plan. Moreover, in the event that an action, suit or proceeding is comprised or settled so as to impose any liability or obligation on the director or officer, the provision does not authorize indemnification if we have obtained an opinion of counsel that this director or officer did not act in good faith in the reasonable belief that his action was in our best interests.

      In addition, our directors and officers are insured against liability for errors and omissions in their capacity as such by an insurance policy for Parlex with a $5.0 million limit.

ITEM 16. EXHIBITS.

Number      Title of Exhibit
------      ----------------

  3.1       Certificate of Vote of Series A Preferred Stock (filed as Exhibit
            3.1 to Parlex's Current Report on Form 8-K dated May 11, 2004 and incorporated herein by reference).

  4.1 Form of Stock and Warrant Purchase Agreement dated May 7, 2004 between Parlex and the investors (filed as Exhibit 4.1 to Parlex's Current Report on Form 8-K dated May 11, 2004 and incorporated herein by reference).

  4.2 Form of Stock Purchase Warrant to purchase shares of Common Stock issued to the Investors (filed as Exhibit 4.2 to Parlex's Current Report on Form 8-K dated May 11, 2004 and incorporated herein by reference).

  4.3 Form of Stock Purchase Warrant to purchase shares of Common Stock issued to Investec and its affiliates.*

  5.1       Opinion of Kutchin & Rufo, P.C.*

 23.1       Consent of Kutchin & Rufo, P.C. (contained in Exhibit 5.1)*

 23.2       Consent of Deloitte & Touche LLP*

 24.1       Power of Attorney (included on page II-4 of the Registration
            Statement).*

*     Filed herewith.

ITEM 17.  UNDERTAKINGS.

(a)   The undersigned Registrant hereby undertakes:

      (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

            (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

            (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement.

            (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

      (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

                                 SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3, and has duly caused this registration statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of Methuen, Commonwealth of Massachusetts, on June 9, 2004.

                                     PARLEX CORPORATION


                                     By: /s/ Herbert W. Pollack
                                         --------------------------------
                                         Herbert W. Pollack
                                         Chairman of the Board of Directors

                      POWER OF ATTORNEY AND SIGNATURES

      KNOW ALL MEN BY THESE PRESENTS, that each individual whose signature appears below constitutes and appoints Herbert W. Pollack, Peter J. Murphy and Jonathan R. Kosheff his true and lawful attorney-in-fact and agent with full power of substitution and resubstitution, for him or her and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement and any and all additional registration statements pursuant to Rule 462(b) of the Securities Act of 1933, as amended, and to file the same with all exhibits thereto and all documents in connection therewith, with the Securities and Exchange Commission, granting said attorney-in-fact and agent and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

      Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature                       Title                                   Date
---------                       -----                                   ----

/s/ Herbert W. Pollack          Chairman of the Board of Directors      June 9, 2004
----------------------------
Herbert W. Pollack

/s/ Jonathan R. Kosheff         Chief Financial Officer (Principal      June 9, 2004
----------------------------    Financial and Accounting Officer)
Jonathan R. Kosheff

/s/ Peter J. Murphy             President, Chief Executive Officer      June 9, 2004
----------------------------    & Director (Principal
Peter J. Murphy                 Executive Officer)

/s/ Sheldon A. Buckler          Director                                June 9, 2004
----------------------------
Sheldon A. Buckler

                                Director                                June 9, 2004
----------------------------
Richard W. Hale

                                Director                                June 9, 2004
----------------------------
Lester Pollack





                                Director                                June 9, 2004
----------------------------
Lynn Davis

/s/ Russell D. Wright           Director                                June 9, 2004
----------------------------
Russell D. Wright


                                EXHIBIT LIST

Number      Title of Exhibit
------      ----------------

  3.1       Certificate of Vote of Series A Preferred Stock (filed as Exhibit
            3.1 to Parlex's Current Report on Form 8-K dated May 11, 2004 and incorporated herein by reference).

  4.1 Form of Stock and Warrant Purchase Agreement dated May 7, 2004 between Parlex and the investors (filed as Exhibit 4.1 to Parlex's Current Report on Form 8-K dated May 11, 2004 and incorporated herein by reference).

  4.2 Form of Stock Purchase Warrant to purchase shares of Common Stock (filed as Exhibit 4.2 to Parlex's Current Report on Form 8-K dated May 11, 2004 and incorporated herein by reference).

  4.3 Form of Stock Purchase Warrant to purchase shares of Common Stock issued to Investec and its affiliates.*

  5.1       Opinion of Kutchin & Rufo, P.C.*

 23.1       Consent of Kutchin & Rufo, P.C. (contained in Exhibit 5.1)*

 23.2       Consent of Deloitte & Touche LLP*

 24.1       Power of Attorney (included on page II-4 of the Registration
            Statement).*

*     Filed herewith.